FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2004

                             Secureview Systems Inc
                 (Translation of registrant's name into English)

              828 West 7th Avenue, Vancouver, B.C. Canada, V5Z 1C1
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F      X             Form 40-F
                          ----------                   -----------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes No X
                                          --

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b):  82-________________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                             SECUREVIEW SYSTEMS INC.
                                  (Registrant)

Date:  October 14, 2004
                                               By:  /s/DONALD PERKS
                                                   Donald Perks
                                                  Its:  President
                                     (Title)

Attachments: June 30, 2004 1st Quarterly Report



                                  FORM 51-901F
                                QUARTERLY REPORT

INCORPORATED AS PART OF:              SCHEDULE A

ISSUER DETAILS:

                             SECUREVIEW SYSTEMS INC.
                                    828 W 7th
                                 Vancouver, B.C.
                                     V5Z 1C1

                            Telephone: (604) 633-1972

Contact Person:                             Don Perks
Contact's Position:                         Director
Contact Telephone Number:                   (604) 633-1972

Email Address:                              dlperks@hotmail.com
                                            dlperks@caipl.com

Website:

For Quarter Ended:                          June 30, 2004

Date of Report:                             October 14, 2004

CERTIFICATE:

The schedules(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name:            Donald (Don) Perks         /s/ Donald (Don) Perks
Date Signed:                   October 14, 2004

Director Full Name:            Cindy Perks               /s/ Cindy Perks
Date Signed:                   October 14, 2004

                         INDEPENDENT ACCOUNTANT'S REPORT


Secureview Systems, Inc.



         We have reviewed the accompanying consolidated balance sheet of Secureview Systems, Inc. as of June 30, 2004, and the related consolidated statements of operations and cash flows for the three months ended June 30, 2004 and 2003. These financial statements are the responsibility of the Company's management.

         We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statement taken as a whole. Accordingly, we do not express such an opinion.

         Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

         We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Secureview Systems, Inc. as of March 31, 2004, and the related consolidated statements of operations, cash flows, and stockholders' equity for the year then ended (not presented herein); and in our report dated September 30, 2004, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of March 31, 2004, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

                                               Respectfully submitted


                                                /s/ Robison, Hill & Co.
                                               Certified Public Accountants

Salt Lake City, Utah
October 14, 2004

                                             SECUREVIEW SYSTEMS, INC.
                                            Consolidated Balance Sheets
                                    (UNAUDITED - SEE ACCOUNTANTS REVIEW REPORT)

                                                                                  June 30,           March 31,
                                                                                    2004                2004
                                                                             ------------------  ------------------
Assets:
  Current Assets
     Cash and cash equivalents                                               $            2,580  $            2,580
     Accounts receivable                                                                  5,157               5,157
                                                                             ------------------  ------------------
          Total Current Assets                                                            7,737               7,737
                                                                             ------------------  ------------------
  Property and Equipment, at cost,
     net of accumulated depreciation of $1,014 and $1,014                                 1,623               1,623
                                                                             ------------------  ------------------

   Other Assets
      Due form related parties (note 4)                                                 150,000             150,000
      Goodwill (note 10)                                                                      1                   1
      Deferred costs (note 3)                                                                 -                   -
                                                                             ------------------  ------------------
                                                                                        150,001             150,001
                                                                             ------------------  ------------------

           Total Assets                                                      $          159,361  $          159,361
                                                                             ==================  ==================

Liabilities:
Current Liabilities
   Accounts payable and accrued liabilities                                             296,036             293,986
   Loan payable (note 8)                                                                125,000             125,000
   Due to related parties (note 4)                                                      243,714             243,714
                                                                             ------------------  ------------------
        Total liabilities                                                               664,750             662,700
                                                                             ------------------  ------------------

Stockholders' Equity:
   Share capital                                                                      4,980,523           4,980,523
   Retained Deficit                                                                  (5,485,912)         (5,483,862)
                                                                             ------------------  ------------------
     Total Stockholders' Equity                                                        (505,389)           (503,339)
                                                                             ------------------  ------------------

     Total Liabilities and
       Stockholders' Equity                                                  $          159,361  $          159,361
                                                                             ==================  ==================










                                              See accompanying notes

                            SECUREVIEW SYSTEMS, INC.
                      Consolidated Statements of Operations
                   (UNAUDITED - SEE ACCOUNTANTS REVIEW REPORT)



                                           For the three months ended
                                                    June 30,
                                      -------------------------------------
                                            2004                2003
                                      -----------------   -----------------
Revenues:                             $               -   $               -

Expenses:
General and Administrative                        2,050              27,021
                                      -----------------   -----------------

     Net Loss                         $          (2,050)  $         (27,021)
                                      =================   =================

Basic &
Diluted loss
 per share                            $               -   $               -
                                      =================   =================






















                             See accompanying notes

                            SECUREVIEW SYSTEMS, INC.
                      Consolidated Statements of Cash Flows
                   (UNAUDITED - SEE ACCOUNTANTS REVIEW REPORT)

                                                               For the three months ended
                                                                        June 30,
                                                          -------------------------------------
                                                                2004                2003
                                                          -----------------  ------------------
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net Loss                                                  $          (2,050) $          (27,021)
Adjustment for items not involving cash:
   Amortization                                                           -                 131
                                                          -----------------  ------------------
                                                                     (2,050)            (26,890)
Changes in non-cash working capital
components from the previous year:
(Increase) Decrease in Accounts receivable                                -                 239
Increase (Decrease) in Accounts Payable                               2,050               9,827
Increase (Decrease in Due to related parties                              -              16,944
                                                          -----------------  ------------------
  Net Cash Used in operating activities                                                     120
                                                          -----------------  ------------------

CASH FLOWS FROM INVESTING
ACTIVITIES:
Net cash provided by investing activities                                 -                   -
                                                          -----------------  ------------------

CASH FLOWS FROM FINANCING
ACTIVITIES:
Capital contributed by shareholder                                        -                   -
                                                          -----------------  ------------------
Net Cash Provided by
  Financing Activities                                                    -                   -
                                                          -----------------  ------------------

Net (Decrease) Increase in
  Cash and Cash Equivalents                                               -                   -
Cash and Cash Equivalents
  at Beginning of Period                                              2,580                 312
                                                          -----------------  ------------------
Cash and Cash Equivalents
  at End of Period                                        $           2,580  $              432
                                                          =================  ==================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                                                $              -   $                -
  Franchise and income taxes                              $              -   $                -

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
FINANCING ACTIVITIES: None

                             See accompanying notes

                            SECUREVIEW SYSTEMS, INC.
                 Notes to the Consolidated Financial Statements
                 For the Three Month Period Ended June 30, 2004
                   (UNAUDITED - SEE ACCOUNTANTS REVIEW REPORT)

(1)      NATURE OF OPERATIONS

The company has an interest in a software development, training and consulting company, Lute Linux.com ("Lute"), which is currently inactive. In the prior year, the Company's business was the operation of an internet sports contest website, Prosportspool.com, and prior to that the Company's business focus had been the acquisition and exploration of resource properties.

The Company's subsidiary, Lute Linux.com ("Lute"), which the Company acquired on October 24, 2001, was developing the "fedcam", an inexpensive remote monitoring system that operates through the internet and a secure website. The project is currently not being funded by the Company.

These financial statements have been prepared assuming the Company will continue on a going- concern basis. The Company has incurred losses since inception and currently has a working capital deficiency of $657,013 as of June 30, 2004. The Company has a capital deficiency of $505,389 as of June 30, 2004. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to raise adequate financing.

There can be no assurance that the Company will be able to raise capital in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ from U.S. GAAP as described in note 13.

         DEFERRED COSTS

         Exploration costs are deferred until the properties are to be placed into production, sold or abandoned. These deferred costs are to be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse, or abandoned.

         Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, for the acquisition of mineral properties. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded cost of mineral claims and their related deferred exploration costs represent the costs incurred and are not intended to reflect present or future values.

                            SECUREVIEW SYSTEMS, INC.
                 Notes to the Consolidated Financial Statements
                 For the Three Month Period Ended June 30, 2004
                   (UNAUDITED - SEE ACCOUNTANTS REVIEW REPORT)

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


         The Company reviews capitalized costs on its properties on a periodic basis and will recognize an impairment in value based upon current exploration or production results, if any, and upon management's assessment of the future probability of profitable revenues from the property or from sale of the property. Management's assessment of the property's estimated current fair market value is also based upon a review of similar property transactions that have occurred in the same geographic area as that of the property under review.

         IMPAIRMENT OF ASSETS

         The Company evaluates the carrying costs of its long-lived assets at each reporting date for fair value based upon market comparatives and management's best estimate of the ability of the asset to generate future profits. Any impairment will result in the asset being written-down to management's determination of its net realizable value.

         MEASUREMENT UNCERTAINTY

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amount of cash, accounts receivable, accounts payable and accrued liabilities approximate their aggregate fair value due to the short term nature of virtually all of their component balances.

         SHARE CAPITAL AND DEFERRED SHARE ISSUE COSTS

         Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company's shares on the TSX venture Exchange on the date of the agreement to issue shares.

         Costs incurred to issue shares are deferred until the shares are issued at which time these costs are charged to share capital.

                            SECUREVIEW SYSTEMS, INC.
                 Notes to the Consolidated Financial Statements
                 For the Three Month Period Ended June 30, 2004
                   (UNAUDITED - SEE ACCOUNTANTS REVIEW REPORT)

         STOCK-BASED COMPENSATION

         Effective April 1, 2002, the Company adopted the new Recommendation of the Canadian Institute of Chartered Accountants relating to the accounting for stock-based compensation and other stock-based payments. Under the new standard, payments to non-employees and to employees that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and are included in operations, with an offset to contributed surplus. No compensation

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         expense is recorded for all other non-cash stock-based employee compensation awards; however, pro-forma disclosure of net income and earnings per share, had the Company used the fair value method, is presented.

         Prior to adoption of the new standard, no compensation expense was calculated, recorded or otherwise disclosed for the Company's stock-based incentive plans when options were granted. Any consideration paid by those exercising stock options was, and continues to be, credited to share capital upon receipt.

         The new recommendations are applied prospectively. The adoption of this new standard has resulted in no changes to amounts previously reported. As the Company has issued no stock options in the current year, there is also no impact on these financial statements.

         BASIS OF CONSOLIDATION

         These consolidated financial statements include accounts of the Company and it's wholly- owned subsidiary.

         GOODWILL

         Goodwill is recorded at cost, less any write-down for impairment.

         COMPARATIVE FIGURES

         Certain of the prior year's comparative figures have bee reclassified in conformity with the current year's presentation.

                            SECUREVIEW SYSTEMS, INC.
                 Notes to the Consolidated Financial Statements
                 For the Three Month Period Ended June 30, 2004
                   (UNAUDITED - SEE ACCOUNTANTS REVIEW REPORT)

         INCOME TAXES

         The Company accounts for and measures future tax assets and liabilities in accordance with the liability method under which future tax assets and liabilities are recognized for their future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance for the full amount of all potential tax assets.

         The Company's accounting policy for future income taxes has no effect on the financial statements of any of the fiscal years presented.

(3)      DEFERRED COSTS

         During the year ended March 31, 2004, the Company sold its 100% interest in 112 mineral claims. The Claim group was subject to a 2.5% Net Smelter royalty. The Company wrote- down the property to a nominal amount during 2001. The sale of the property is secured by a stock subscription receivable agreement from a company related by common directors.

(4)      RELATED PARTY TRANSACTION

         The amounts due to or from related parties are unsecured, non-interest bearing and have no fixed terms for repayment.

 (5)     SHARE CAPITAL

         At March 31, 2004, the Company had outstanding warrants to purchase 2,500,000 shares of the Company's common shares at a price of $.03 per share. The warrants became exercisable in 2004 and expire at various dates through 2007. At March 31, 2004, 2,500,000 shares of common stock were reserved for that purpose.

 (6)     LOSS PER SHARE

         As required under Canadian GAAP, loss per share was calculated using the weighted average number of common shares outstanding during the year and does not include allotted shares or common stock equivalents. Loss per share under U.S. GAAP, which would include allotted shares and common stock equivalents, has not been presented since the inclusion of these items would be anti-dilutive to the loss per share calculation.

                            SECUREVIEW SYSTEMS, INC.
                 Notes to the Consolidated Financial Statements
                 For the Three Month Period Ended June 30, 2004
                   (UNAUDITED - SEE ACCOUNTANTS REVIEW REPORT)

(7)      DEFERRED DEVELOPMENT COSTS

         The Company had deferred development costs of $355,507 prior to March 31, 2002, which were costs that had been incurred by Lute before its acquisition by the Company. Those costs were incurred to develop a version of the Linux operating system, training manuals and courses and a certificate program. Management of the Company had believed that the project and its market was clearly defined, technically feasible, and that the Company would be able to obtain adequate resources to complete the project. At March 31, 2002 the Company wrote-off these costs as it was unable to continue to fund the business.

         (8) LOAN PAYABLE

         The Company borrowed $140,300 under promissory notes bearing interest at effective rates of 12% and 12.68% per annum, of which $15,300 was repaid prior to March 31, 2002 by the Company issuing 400,000 common shares. $125,000 remains unpaid at the year ended March 31, 2004.

         (9) LOAN/NOTE RECEIVABLE

         The Company had advanced to On-Track Computer, Ltd. ("On Track") $207,416, which was originally for the purchase of up to 5% of the outstanding shares of On-Track. The Company subsequently decided not to acquire On-Track. On March 14, 2002, the Company and On- Track agreed to apply $150,000 of this amount in exchange for all of the web cam development costs incurred by On-Track to May 31, 2001, with the balance repayable as a loan at $2,500 per month until May 31, 2003. On-Track also would have received 75% of the royalties paid on any profits derived from the Web Cam to May 31, 2003.

         The Company wrote-off the loan receivable and accrued interest when it ceased funding the Lute and the Web Cam business.

         As previously described, the Company sold its sole mineral resource property to a related party during the year ended March 31, 2004. The related party note receivable is secured by a stock subscription receivable agreement for a company owned by the related party. The balance of the note receivable at the end of fiscal year 2004 is $150,000.

                            SECUREVIEW SYSTEMS, INC.
                 Notes to the Consolidated Financial Statements
                 For the Three Month Period Ended June 30, 2004
                   (UNAUDITED - SEE ACCOUNTANTS REVIEW REPORT)

(10)     BUSINESS COMBINATION

         The Company issued 2,000,000 common shares to Argent Resources Ltd. For the assignment of an agreement to acquire Lute, and also issued 2,675,000 common shares to acquire all of the issued share purchase warrants and outstanding common shares of Lute.

         The earnings of Lute after October 24, 2001, the date of its acquisition by the Company, have been included in the Company's operations. The combination was recorded as a purchase of Lute by the Company for aggregate consideration of $273,001.

         In 2003, the Company began leasing its proprietary floral imprinting equipment to floral shops and distributors under two year licensing agreements. The future minimum lease payments to be received from these non-cancelable licensing agreements as of March 31, 2004 were $67,927 in 2004 and $80,243 in 2005. Rental property under licensing and equipment lease agreements consists of the following:

(11)     INCOME TAXES

         At June 30, 2004, the Company has non-capital losses of approximately $2.0 million expiring prior to 2009, and other tax loss pools aggregating $1.8 million that are available to reduce taxable income in future years. The potential benefit resulting from the future application of these amounts have not been reflected in the financial statements as it cannot be considered likely that they will be utilized.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         This Quarterly Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability of the Company to continue its expansion  strategy,  changes in costs of raw  materials,  labor,  and  employee benefits, as well as general market conditions, competition and pricing. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Quarterly Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a presentation by the Company or any other person that the objectives and plans of the Company will be achieved.

         As used herein the term "Company" refers to Secureview Systems, Inc., a British Columbia corporation and its predecessors, unless the context indicates otherwise.

RESULTS OF OPERATIONS

         The Company had no sales or sales revenues for the three months ended June 30, 2004 or 2003.

         The Company had no costs of sales revenues for the three months ended June 30, 2004 or 2003 because it has not had any business operations for the past two years. The Company had general and administrative expenses of $2,050 for the three month period ended June 30, 2004 and $27, 021 for the same period in 2003.

CAPITAL RESOURCES AND LIQUIDITY

         At June 30, 2004, the Company had total current assets of $7,737 and total assets of $159,361 as compared to $7,737 current assets and $159,361 total assets at March 31, 2004. The Company had a net working capital deficit of $657,013 at June 30, 2004 and $654,963 at March 31, 2004.

         Net stockholders' deficit in the Company was $505,389 as of June 30, 2004 and $503,339 at March 31, 2004.

         The Company faced the increasing difficulty in trying to raise new equity financing to support operations. During 2004, the Company did not raise any funds from equity or debt financing activities and accordingly all current operations have been funded from the pre-existing reserves of cash raised in previous fiscal years

The Company has no residual capital commitment in respect to its discontinued operations and has no current capital commitments.

US GAAP VERSUS CANADIAN GAAP

Under the Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures on prospective properties may be deferred until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under US GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

         Under US GAAP, the Company's deferred mineral property costs would therefore currently be nil, with the $1 in costs currently reflected under Canadian GAAP included in Deficit. There were no property costs incurred or written off during the 2004 fiscal year, and accordingly the differences between the allowable US and Canadian GAAP treatments of property costs would result in no change in net loss under U.S. GAAP from that reported under Canadian GAAP.

CONTROLS AND PROCEDURES

         The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on an evaluation conducted within 90 days prior to the filing date of this Quarterly Report on Form 6-K, that the Company's disclosure controls and procedures have functioned effectively so as to provide those officers the information necessary to evaluate whether:

         (i) this Quarterly Report on Form 6-K contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Quarterly Report on Form 6-K, and

         (ii) the financial statements, and other financial information included in this Quarterly Report on Form 6-K, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Quarterly Report on Form 6-K.

         There have been no significant changes in the Company's internal controls or in other factors since the date of the Chief Executive Officer's and Chief Financial Officer's evaluation that could significantly affect these internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.



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